September 15, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Laura Nicholson

Re:	The Folgers Coffee Company
Amendment No. 1 to Registration Statement on Form S-4/Form S-1
Filed August 7, 2008
File No. 333-152453

Ladies and Gentlemen:

The following sets forth the responses of The Folgers Coffee Company (“Folgers” or the “Company”) to the comment letter, dated August 28, 2008, of the staff of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed with Amendment No. 2 to the above-referenced Registration Statement on Form S-4/Form S-1 (the “Amended Registration Statement”). All page number references herein are to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4/Form S-1

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of The J. M. Smucker Company and The Folgers Coffee Company. Where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Smucker filed its definitive proxy statement on September 4, 2008 and is filing today an amendment to its Form S-4 registration statement responding to the comments it has received from the Staff; the Amended Registration Statement reflects conforming changes based on changes to the Smucker definitive proxy statement and Smucker S-4 registration statement addressing the Staff’s comments.

2.	Please file all required exhibits as soon as practicable.

Securities and Exchange Commission

September 15, 2008

Folgers has filed revised forms of the tax opinions as Exhibits 8.1 and 8.2 to the Amended Registration Statement. Folgers will file executed versions of the tax opinions in a subsequent amendment to the Registration Statement to be filed prior to requesting acceleration of effectiveness. Folgers has also filed the Form of Letter of Transmittal, Form of Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Form of Notice of Withdrawal to be used in connection with the exchange offer as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to the Amended Registration Statement. Other than executed versions of the tax opinions, Folgers does not currently anticipate filing any other exhibits to the Registration Statement.

3.	We note your response to our prior comment 1. Because you do not intend to register any class of securities pursuant to the registration statement on Form 10, please withdraw such registration statement.

In accordance with the Staff’s comment, Folgers withdrew its registration statement on Form 10 on September 11, 2008.

4.	We note your response to our prior comment 3 and reissue such comment. Given the structure of the proposed transaction, it would appear that The Procter & Gamble Company is engaged as a participant in the distribution of the Folgers common stock.

P&G continues to believe that, in accordance with its prior response, it is not an “underwriter” with respect to the distribution of Folgers common stock. However, in light of the Staff’s comment, Folgers has added disclosure on page 132 of the Amended Registration Statement to disclose that in connection with the distribution of Folgers common stock, P&G may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933.

Terms of the Exchange Offer, page 47

Pricing Mechanism, page 48

5.	We have reviewed the analysis provided in response to prior comment five, and disagree with the conclusion. As you are aware, Procter & Gamble security holders will be eligible to tender their securities into the offer prior to the time the final exchange ratio is determined. Please revise to include an illustrative table using a reasonable range of consideration that Procter & Gamble security holders can expect to receive for tendering their securities into this tender offer. In addition, please revise this section to indicate whether or not security holders also will be able to contact the information agent to obtain a representative amount of consideration they can expect to receive in exchange for their tenders prior to the time the final exchange ratio is determined.

In accordance with the Staff’s comment, Folgers has added on page 49 of the Amended Registration Statement an illustrative table using a reasonable range of consideration that P&G security holders can expect to receive for tendering their securities into this tender offer. In addition, Folgers has revised this section to indicate that security holders will be able to contact the information agent to obtain indicative exchange ratios prior to the time the final exchange ratio is determined.

Securities and Exchange Commission

September 15, 2008

Withdrawal Rights, page 56

6.	We noticed that Procter & Gamble believes its determinations with respect to the validity of withdrawal rights are final and binding on all parties. Please revise to indicate that security holders have a right to challenge Procter & Gamble’s determinations and that only a decision made by a court of competent jurisdiction will be final and binding on security holders.

Folgers has revised the disclosure on pages 55 and 57 of the Amended Registration Statement to indicate that security holders have a right to challenge P&G’s determinations and that only a decision made by a court of competent jurisdiction will be final and binding on securityholders.

Conditions for Consummation of the Exchange Offer, page 58

7.	We note that Procter & Gamble will be making determinations with respect to the occurrence of “a market disruption event” in its sole discretion. As you are aware, the inclusion of offer conditions is not objectionable when determination of whether such conditions have been triggered is based on objective criteria. Use of the term “sole discretion” results in the offer condition becoming incapable of independent verification and suggests that determination of whether a market disruption event has occurred is exclusively within the Procter & Gamble’s control. Please revise.

Folgers has revised the disclosure on page 57 of the Amended Registration Statement to delete the use of the term “sole discretion.”

8.	We noticed the language “regardless of the circumstances giving rise to [a triggering of any of the offer conditions].” Please revise to indicate that actions and inactions by the offeror is expressly excluded from this position. To the extent that an offeror reserved the right to terminate the offer at any time for any reason, including its action or inaction, the offer would be viewed as illusory and in contravention of Section 14(e). Please revise the offer conditions to remove this implication.

The disclosure on page 60 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

*    *    *    *

In addition to the forgoing, the Amended Registration Statement has also been updated to reflect Folger’s audited financial statements for the year ended June 30, 2008, P&G’s audited financial statements for the year ended June 30, 2008 and Smucker’s unaudited financial statements for the quarter ended July 31, 2008.

Securities and Exchange Commission

September 15, 2008

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (212) 326-3780 or, in my absence, Meredith Deutsch at (212) 326-7829.

Very truly yours,

/s/ J. Eric Maki, Esq.

J. Eric Maki, Esq.

Enclosures

cc:	E. J. Wunsch, The Folgers Coffee Company
Joseph A. Stegbauer, The Folgers Coffee Company
Robert A. Profusek, Esq., Jones Day
Meredith L. Deutsch, Esq., Jones Day
M. Ann Harlan, Esq., The J. M. Smucker Company
John J. Jenkins, Esq., Calfee, Halter & Griswold LLP